UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April 2008
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
EXHIBIT INDEX
EX 99.1: New Offshore Blocks, Gulf of Mexico, USA
EX 99.2: 2007 Annual Report & Shareholders' meeting 2008
EX 99.3: Sale of 20% of Taoudenni permits, Mauritania
EX 99.4: Total and Cepsa, Portugal
EX 99.5: Share Buy-Back, 1st quarter 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: April 18, 2008	By:	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	USA: Total acquires new offshore blocks in the Gulf of Mexico (April 1, 2008).

➢	EXHIBIT 99.2:	2007 Annual Reports — Shareholders’ meeting on May 16th, 2008 (April 3, 2008).

➢	EXHIBIT 99.3:	Total sells 20% of Taoudenni permits in Mauritania to Qatar Petroleum International (April 8, 2008).

➢	EXHIBIT 99.4:	Portugal: Total and Cepsa Merge Their Petroleum Product Marketing Operations in the Country (April 10, 2008).

➢	EXHIBIT 99.5:	Notice of Repurchase of Ordinary Shares of Total for the 1st quarter 2008 (April 11, 2008).